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Exhibit 12.1

Vornado Realty Trust
Consolidated Ratios of Earnings to Combined Fixed Charges and Preferred Share Dividend Requirements

		Year Ended December 31,
	9 Months Ended September 30, 2004
		2003	2002	2001	2000
Net income from continuing operations	$274,579	$284,841	$253,148	$242,011	$214,200
Minority interest not reflected in fixed charges below	48,861	82,816	44,462	19,021	16,668
Equity in income from certain partially owned entities in excess of distributions	(18,808)	—	—	(28,360)	(19,757)
Fixed Charges	317,596	423,631	437,605	413,946	402,321

	$622,228	$791,288	$735,215	$646,618	$613,432

Fixed charges:
Interest and debt expense	$234,815	$296,059	$305,920	$266,784	$260,573
Capitalized interest	5,003	5,407	6,677	12,171	12,269
Preferred stock dividends	15,569	20,815	23,167	36,505	38,690
Preferred unit distributions reflected in minority interest	58,091	95,859	96,122	93,342	85,706
1/3 of rent expense — interest factor	4,118	5,491	5,719	5,144	5,083

Total Fixed Charges	$317,596	$423,631	$437,605	$413,946	$402,321

Ratio of Earnings to Fixed Charges	1.96	1.87	1.68	1.56	1.52

*
Restated to reflect equity in income from certain partially owned entities in excess of distributions and preferred unit distributions

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  Exhibit 12.1